Exhibit 99.4

STANDARD LITHIUM LTD. ANNUAL AND SPECIAL MEETING THURSDAY, JULY 16, 2026 AT 10:00 A.M. PDT FOR HOLDERS AS OF MAY 20, 2026 853606101 JULY 14, 2026 2 E * ISSUER CONFIRMATION COPY - INFO ONLY * David Park, Salah Gamoudi, Natasha Vlajnic 1 To Set the Number of Directors at nine (9). RECOMMENDATION: FOR 2A Election of Director - Robert Cross RECOMMENDATION: FOR 2B Election of Director - Andrew Robinson RECOMMENDATION: FOR 2C Election of Director - David Park RECOMMENDATION: FOR 2D Election of Director - Jeffrey Barber RECOMMENDATION: FOR 2E Election of Director - Volker Berl RECOMMENDATION: FOR 2F Election of Director - Claudia D'Orazio RECOMMENDATION: FOR 2G Election of Director - Anca Rusu RECOMMENDATION: FOR 2H Election of Director - Paul Collins RECOMMENDATION: FOR 2I Election of Director - Karen Narwold RECOMMENDATION: FOR 3 Re-appointment of PricewaterhouseCoopers LLP, Chartered RECOMMENDATION: FOR Professional Accountants as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration. 4 To re-approve the Company's rolling stock option plan (the RECOMMENDATION: FOR "Option Plan"), as set out under the heading "Approval of Option Plan" in the Circular. 5 To re-approve the Company's long term incentive plan (the RECOMMENDATION: FOR "Incentive Plan"), as set out under the heading "Approval of Incentive Plan" in the Circular. TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. 1 OF 1 2 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 0 FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST FOR WITHHOLD FOR AGAINST FOR AGAINST 10101010101010101010101010101010 11000011110010011001010000001001 P53747- 11101111000010001100101010000000 11100011001000011101101111000111 1011100000100100100011110101110 10010100100001011010001000100101 10000000100100001011001010011110 11010010000100111000001100101111 11100010010000101000011100110100 1100110001001001100111000000111 11111001100010101001000111001110 11110011001011111011010001010111 11101010001111001001110101110110 10001100100011011111110011000101 1010100110001110111111010010100 11111111111111111111111111111111 10101010101010101010101010101010 10110100101000011011111111011101 10100010010100001110011000111110 1100110001001011110011011110111 10011001000111001010011100001010 11100001101111011101111101001101 11100101100100101010101001101010 11000010111011111111011100111111 1001001111110000110110000000100 10010101010100111110010001101101 11000011001100101111001110010000 10000101111101011010101101010101 11100100100011001010111010110110 1001111100010001110100110100110 11001111101100101000101000001000 11111111111111111111111111111111

STANDARD LITHIUM LTD. ANNUAL AND SPECIAL MEETING THURSDAY, JULY 16, 2026 AT 10:00 A.M. PDT JULY 14, 2026 2 E 2 1 OF 1 2601 14TH AVENUE MARKHAM, ON L3R 0H9 https://virtual-meetings.tsxtrust.com /1924 password: standard2026 STANDARD LITHIUM LTD. 1625 - 1075 WEST GEORGIA STREET, VANCOUVER, BC V6E 3C9 CANADA 10101010101010101010 11000011110010000111 11101111001010010100 11100011011000000111 10111000001001001100 10100100100000001001 11110000100100000110 100100100000010101 10100010010101001100 11101000011100100001 11111001011001000110 11100001000000011101 11100100100000000110 10000100000010101001 10010010111100101100 100001100111011000 10101101000001110100 11001101110110100101 11101100000010011010 11111111111111111111 P53747- 10 0 0 10 0 0 10 0 111 10 0 0 10 0 0 10 0 111